Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Dropbox Canada Limited	British Columbia
Dropbox Holding, LLC	Delaware
Hypertools, Inc.	Delaware
Orcinus Holdings, LLC	Delaware
CloudOn, Inc.	Delaware
DocSend, Inc.	Delaware
Dropbox Australia Pty Ltd.	Australia
Dropbox Denmark ApS	Denmark
Dropbox France S.A.S	France
Dropbox France S.A.S, Paris, Zweigniederlassung Zurich	Switzerland
Dropbox Germany GmbH	Germany
Dropbox International Unlimited Company	Ireland
Dropbox Israel Online Ltd.	Israel
Dropbox Japan KK	Japan
Dropbox Mexico S. de R.L. de C.V	Mexico
Dropbox Netherlands B.V.	Netherlands
Dropbox Poland sp. z.o.o.	Poland
Dropbox Singapore Pte. Ltd.	Singapore
Dropbox Sweden AB	Sweden
Dropbox Taiwan Co. Ltd.	Taiwan
Dropbox UK Online Ltd.	United Kingdom
Find Your Info, LLC	Delaware
King Street Labs, LLC	Oregon
Reclaim.ai, LLC	Delaware
Valt Inc.	Delaware